Exhibit 99.2

Reconciliation between U.S. GAAP and International Financial Reporting Standards

These interim unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences prepared under U.S. GAAP and IFRS are as follows:

(i)	Reconciliation of condensed consolidated statements of operations

	Six Months Ended June 30, 2023
		IFRS adjustment
	Amounts as	Lease
	reported under	amortization	Amounts
	U.S. GAAP	(note (a))	under IFRS

	(in US$’000)
Costs of goods—third parties	(182,380)	34	(182,346)
Research and development expenses	(144,633)	18	(144,615)
Selling expenses	(26,423)	23	(26,400)
Administrative expenses	(41,840)	80	(41,760)
Total operating expenses	(421,220)	155	(421,065)
Other income/(expense), net	25,434	(163)	25,271
Income/(loss) before income taxes and equity in earnings of equity investees	137,088	(8)	137,080
Equity in earnings of equity investees, net of tax	35,110	(2)	35,108
Net income/(loss)	169,468	(10)	169,458
Less: Net (income)/loss attributable to non-controlling interests	(917)	(8)	(925)
Net income/(loss) attributable to the Company	168,551	(18)	168,533

	Six Months Ended June 30, 2022
		IFRS adjustment
	Amounts as	Lease
	reported under	amortization	Amounts
	U.S. GAAP	(note (a))	under IFRS

	(in US$’000)
Costs of goods—third parties	(115,567)	22	(115,545)
Research and development expenses	(181,741)	14	(181,727)
Selling expenses	(22,221)	25	(22,196)
Administrative expenses	(57,521)	93	(57,428)
Total operating expenses	(398,801)	154	(398,647)
Other income/(expense), net	(3,882)	(161)	(4,043)
Income/(loss) before income taxes and equity in earnings of equity investees	(200,636)	(7)	(200,643)
Equity in earnings of equity investees, net of tax	33,549	(9)	33,540
Net income/(loss)	(162,872)	(16)	(162,888)
Less: Net (income)/loss attributable to non-controlling interests	11	(1)	10
Net income/(loss) attributable to the Company	(162,861)	(17)	(162,878)

(ii)	Reconciliation of condensed consolidated balance sheets

	June 30, 2023
		IFRS adjustments
	Amounts as	Lease	Issuance	Capitalization	LTIP
	reported under	amortization	costs	of rights	classification	Amounts
	U.S. GAAP	(note (a))	(note (b))	(note (c))	(note (d))	under IFRS

	(in US$’000)
Investments in equity investees	37,740	(38)	—	—	—	37,702
Other non-current assets	39,547	(236)	—	15,093	—	54,404
Total assets	1,297,497	(274)	—	15,093	—	1,312,316

Other payables, accruals and advance receipts	227,212	—	—	—	(441)	226,771
Total current liabilities	340,863	—	—	—	(441)	340,422
Total liabilities	497,480	—	—	—	(441)	497,039

Additional paid-in capital	1,506,280	—	(697)	—	441	1,506,024
Accumulated losses	(803,057)	(263)	697	16,084	—	(786,539)
Accumulated other comprehensive loss	(7,800)	13	—	(1,016)	—	(8,803)
Total Company’s shareholders’ equity	782,039	(250)	—	15,068	441	797,298
Non-controlling interests	17,978	(24)	—	25	—	17,979
Total shareholders’ equity	800,017	(274)	—	15,093	441	815,277

	December 31, 2022
		IFRS adjustments
	Amounts as	Lease	Issuance	Capitalization	LTIP
	reported under	amortization	costs	of rights	classification	Amounts
	U.S. GAAP	(note (a))	(note (b))	(note (c))	(note (d))	under IFRS

	(in US$’000)
Investments in equity investees	73,777	(37)	—	—	—	73,740
Other non-current assets	39,833	(233)	—	15,370	—	54,970
Total assets	1,029,445	(270)	—	15,370	—	1,044,545

Other payables, accruals and advance receipts	264,621	—	—	—	(3,701)	260,920
Total current liabilities	353,903	—	—	—	(3,701)	350,202
Total liabilities	392,575	—	—	—	(3,701)	388,874

Additional paid-in capital	1,497,273	—	(697)	—	3,701	1,500,277
Accumulated losses	(971,481)	(246)	697	16,084	—	(954,946)
Accumulated other comprehensive loss	(1,903)	8	—	(739)	—	(2,634)
Total Company’s shareholders’ equity	610,367	(238)	—	15,345	3,701	629,175
Non-controlling interests	26,503	(32)	—	25	—	26,496
Total shareholders’ equity	636,870	(270)	—	15,370	3,701	655,671

Notes:

(a)	Lease amortization

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the condensed consolidated statements of operations.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(b)	Issuance costs

Under U.S. GAAP and IFRS, there are differences in the criteria for capitalization of issuance costs incurred in the offering of equity securities.

(c)	Capitalization of development and commercial rights

Under U.S. GAAP, the acquired development and commercial rights do not meet the capitalization criteria as further development is needed as of the acquisition date and there is no alternative future use. Such rights are considered as in-process research and development and were expensed to research and development expense.

Under IFRS, the acquired development and commercial rights were capitalized to intangible assets. The recognition criterion is always assumed to be met as the price already reflects the probability that future economic benefits will flow to the Group.

(d)	LTIP classification

Under U.S. GAAP, LTIP awards with performance conditions are classified as liability-settled awards prior to the determination date as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. After the determination date, the LTIP awards are reclassified as equity-settled awards.

Under IFRS, LTIP awards are classified as equity-settled awards, both prior to and after the determination date, as they are ultimately settled in ordinary shares or the equivalent ADS of the Company instead of cash.

Dividends

No dividend has been declared or paid by the Company for the six months ended June 30, 2023 and 2022.